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[Wilson Sonsini Goodrich & Rosati, P. C. Letterhead]

 CONFIDENTIAL TREATMENT REQUESTED
BY SPLUNK INC.: SPLK-0003

April 6, 2012

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[***]".

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mark P. Shuman Gabriel Eckstein Christine Davis Joyce Sweeney
Re:	Splunk Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed March 15, 2012 File No. 333-178988

Ladies and Gentlemen:

        On behalf of Splunk Inc. (the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated March 29, 2012, relating to the Company's Registration Statement on Form S-1 (File No. 333-178988) filed with the Commission on January 12, 2012 (the "Registration Statement"), as amended by Amendment No. 1 to the Registration filed with the Commission on February 17, 2012 and Amendment No. 2 to the Registration filed with the Commission on March 15, 2012.

        Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff's reference, we have enclosed a copy of the Company's letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

        On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 3 to the Registration Statement ("Amendment No. 3"), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 3 (against Amendment No. 2 to the Registration Statement filed on March 15, 2012). Amendment No. 3, as filed via EDGAR, is marked as specified in Item 310 of Regulation ST.

        In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company's response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3, as applicable.

Securities and Exchange Commission April 6, 2012 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY SPLUNK INC.: SPLK-0003

Inside Front Cover Page

1.    Please revise your inside cover graphics to remove the charts presenting customer growth and revenues and net losses, as the presentation is not balanced and it is not a depiction of your products and services. In addition, the text in the gatefold should be concise. You should therefore further revise the gatefold to remove the text appearing under the caption "Business Insights" and the following three captions, as the additional presentation does not appear necessary to convey your intended concepts.

        In response to the Staff's comment, we have revised the inside cover graphics pursuant to our discussions with the Staff.

Risk Factors

We are subject to government export and import controls…, page 18

2.    Refer to the third sentence of the second paragraph. Please disclose, in accordance with your response to prior comment 2, that you cannot state with certainty that violations occurred because OFAC and BIS are responsible for determining whether violations occurred.

        In response to the Staff's comment, we have revised the disclosure on pages 18 and 19 to disclose that the Company cannot state with certainty that violations occurred because the regulatory agencies that administer and enforce the applicable regulations are responsible for determining whether a violation of the regulations has occurred, and that at this time, these agencies have not completed their review of these matters.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 64

3.    We note your revised disclosure with respect to the March and April 2011, June and July 2011, and February 2012 valuations which indicate that the board of directors considered recent secondary market transactions but did not assign any weight to such transactions in arriving at the respective period's common stock valuation. Please explain to us, in greater detail, your basis for essentially ignoring recent transactions in arriving at the common stock fair value estimate and provide us with your basis under US GAAP for determining that these transactions should be ignored. Tell us what consideration you gave to the guidance in ASC 820-10-35-51(E) and (F) when evaluating whether these transactions were considered orderly and when determining that no weighting should be assigned to the recent transaction prices.

        As the Staff is aware, ASC 820 defines fair value as "the price that would be received to sell an asset… in an orderly transaction between market participants at the measurement date." ASC 820-10-35-51(E) provides that "circumstances that may indicate that a transaction is not orderly include, but are not limited to, all of the following:

  •
  There was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions.

  •
  There was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant.

  •
  The seller is in or near bankruptcy or receivership (that is, distressed).

  •
  The seller was required to sell to meet regulatory or legal requirements (that is, forced).

Securities and Exchange Commission April 6, 2012 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY SPLUNK INC.: SPLK-0003
  •
  The transaction price is an outlier when compared with other recent transactions for the same or similar asset or liability.

        With respect to the application of the circumstances described above to the transactions in question, we respectfully advise the Staff that there was no active market, such that it would be speculative to conclude whether there was adequate exposure to any market to allow for marketing activities "that are usual and customary for transactions" of this type. It should be noted that these secondary sale transactions did not involve a broker dealer or placement agent. Similarly, the Company was not raising any equity capital during this period on a private placement basis or otherwise.

        Other than with respect to the transactions by Messrs. Swan and Das in May and June 2011, the Company cannot conclude whether or not the sellers in these transactions were "distressed" or "forced." The Company acknowledges that neither Messrs. Swan nor Das was distressed or forced to enter into the transactions; rather, the transactions reflect the fact that, at the time, the Company did not have any immediate plans to conduct an initial public offering or other liquidity event, and therefore, these individuals took the opportunity to realize a limited amount of liquidity for equity that each of them had held since 2003. Importantly, these individuals were approached by a single, unaffiliated purchaser and were not "marketing" these transactions at all, given that the asset consisted of restricted shares of common stock held by affiliates of the Company.

        Furthermore, the Company viewed each of the transaction prices as outliers given that there was, and continues to be, no market for sales of the Company's common stock. With the exception of the contractual right of first refusal that certain affiliates of the Company exercised in June and July 2011, the parties to these transactions did not have the information that a market participant would have to inform a determination of fair value. For example, these other purchasers did not know the Company's capitalization, and therefore, they did not know the percentage of the outstanding shares of capital stock that their respective purchases represented. As a result, the purchase price was based on a limited amount of publicly available information about the Company, as the Company did not provide access to its financial statements, forecasts, capitalization records or other confidential information to these other purchasers. In contrast to these limited and largely uninformed transactions, the exercise price of the Company's option grants was determined by the Company's board of directors with complete information regarding the Company's financial condition, results of operations, capitalization and forecasts, and further informed by all of the factors described on page 66 of Amendment No. 2, including contemporaneous independent valuations performed by an independent valuation firm. As a result, the exercise price of the Company's option grants reflects the Company's informed judgment of the actual fair market value of the Company's common stock on each grant date.

        However, as discussed with the Staff on April 4, 2012, the Company understands that neither the lack of marketability or an active market, nor the lack of information or information symmetry, meets the criteria for determining that these transactions were in fact not orderly. ASC 820-10-35-51(F) provides that, "if the reporting entity does not have sufficient information to conclude that the transaction is orderly or that the transaction is not orderly, it shall consider that transaction price when estimating fair value . . .. . However, that transaction price may not be determinative of fair value (that is, that transaction price may not be the sole or primary basis for estimating fair value or market risk premiums). The reporting entity shall place less weight on transactions on which the reporting entity does not have sufficient information to conclude whether the transaction is orderly when compared with other transactions that are known to be orderly."

Securities and Exchange Commission April 6, 2012 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY SPLUNK INC.: SPLK-0003

        Based on the ASC guidance and the Company's conversations with the Staff, we have prepared an analysis that applies a 5%, 10%, 25% and 25% weighting to these transactions. The Company assigned what it determined to be an appropriate weight to these transactions and quantified the impact that these weightings would have had on the Company's determination of fair value during fiscal 2012. The amount of these weightings that range from 5% to 25% reflects the Company's consideration of the following factors:

  •
  The purchase price was based on a limited amount of publicly available information about the Company.

  •
  The Company did not provide access to its financial statements, forecasts, capitalization records or other confidential information.

  •
  There were a small number of transactions during this period.

  •
  While, in certain transactions, the purchasers were affiliates of the Company, the purchase price itself was established by unaffiliated third parties, as the affiliate was purchasing the shares as a result of a contractual right of first refusal.

        We have attached the Company's impact analysis as Annex A hereto. Based on the impact analysis of weighting these various secondary transactions, the Company determined that the incremental amounts of stock-based operating expense and warrant liability on the Company's annual financial results were immaterial, even if the Company applies a 25% weighting to these transactions in each of these periods, and as a result, the Company did not adjust its financial results for any quarter of fiscal 2012.

4.    In your March 21, 2012 letter you appear to attribute a significant amount of the difference between your February 2012 common stock valuation and the mid-point of the preliminary price range to differences between your valuation methods and those used by the underwriters in establishing a preliminary price range. Given the significance of the increase in such a short period of time please provide us with, and revise future filings, to provide a more robust discussion of the reasons for the increase in the fair value of your common stock. This disclosure should address any changes to your underlying business or company specific factors that resulted in the increase in the fair value of your common stock rather than focusing on differences in valuation methods. To the extent necessary to allow readers to fully understand the increase, you should consider quantifying how each factor impacted the increase in the fair value.

        Based on conversations with the Staff, the Company understands that the Staff is aware of the Company's position that the primary driver of the difference in the fair value of the Company's common stock of $5.79 per share on February 17, 2012 and its decision to set an exercise price of [***] per share for options granted on March 15, 2012 was the different valuation methods employed by the Company's underwriters versus its valuation specialist. However, we are supplementally providing the Staff with the following analysis of additional factors that inform the difference between these two price points:

  •
  Time Period Between February Grants and Initial Public Offering.  [***] per share reflects the midpoint of the Company's bona fide offering range as of the estimated date of the proposed initial public offering (i.e., late April 2012), which is more than two months after the valuation date that informed the determination of fair market value for the February option grants.

Securities and Exchange Commission April 6, 2012 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY SPLUNK INC.: SPLK-0003
  •
  Initial Public Offering Assumptions.  The preliminary price range also reflects basic assumptions about supply and demand dynamics and is therefore affected by, among other things, the size of the offering, expectations about additional shares that may be sold into the public float in the future, and investors' opportunities to invest in other companies similar to the Company (whether in an initial public offering or otherwise). Moreover, because the preliminary price range necessarily assumes that the initial public offering has occurred and a public market for the Company's common stock has been created, it excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the valuation report that informed the February stock option grants.

  •
  Company Factors.

  •
  Following the date of the February grants, the probability of completing a successful initial public offering continued to increase, which informed the Company's views with respect to the fair value of its common stock. Importantly, the underwriters' furnishing of a preliminary price range established the underwriters' belief that there was a market for the Company's proposed offering and that the offering could be successfully completed within the month of April based upon the Company's performance and existing market conditions. This development was itself a factor that the Company viewed as validation that a successful initial public offering was more probable and should be appropriately considered when establishing the exercise price of the options granted at the March 15 meeting of the board of directors.

  •
  Furthermore, in part as a result of the Company's stronger than expected financial results for the three months and fiscal year ended January 31, 2012, the Company increased its projected revenue for fiscal 2013 and provided this updated forecast to the underwriters during the first week of March, and the underwriters, in turn, utilized the forecast in their valuation models to inform the preliminary price range. While the Company is not able to quantify the impact of this factor, it provided directional guidance to the increasing appreciation in the fair value of the Company's common stock.

  •
  At the time of the March 15 meeting of the board of directors, the Company felt more confident that it would exceed its then current internal forecast for the year. The Company's level of confidence with respect to the strength of the business contributed to its view that the exercise price of the March stock options should be set at the middle of the preliminary price range, even though the proposed initial public offering was still more than a month away, and importantly, marketing efforts for the proposed initial public offering had not yet begun. The Company determined that the [***] per share exercise price was no less than the fair market value per share of the Company's common stock as of March 15, 2012.

  •
  Recent Market Performance.  As previously disclosed to the Staff, we believe that the recent market performance for initial public offerings is an important factor that informed the preliminary price range that the Company previously provided to the Staff (see, e.g., Pop Culture: IPOs Roaring Back," The Wall Street Journal, March 29, 2012). For example, as previously disclosed to the Staff, Jive Software, Inc. priced the initial public offering of its common stock at $12.00 per share on December 12, 2011, and the closing price of Jive's common stock on January 31, 2012 was $14.85 per share, representing a 23.75% increase. However, on March 16, 2012, the closing price of Jive's common stock was $26.01 per share, representing a 75% increase from the closing price on January 31, 2012 and a 116.75% increase from the initial public offering price. Similarly, Bazaarvoice, Inc. priced the initial public offering of its common stock at $12.00 per share on February 23, 2012. However, on March 30, 2012, the closing price of Bazaarvoice's common stock was $19.85 per share, representing a 65% increase.

Securities and Exchange Commission April 6, 2012 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY SPLUNK INC.: SPLK-0003

    Moreover, the actual pricing of the Company's initial public offering will only be made once the Company completes the marketing efforts for the offering and reviews the indications of interest with the bookrunning underwriters. In other words, demand for the Company's common stock will not be known until the date of pricing, which will not occur until the second half of April 2012 and will be informed by up to the minute conditions in the economy and capital markets, all of which could result in a final public offering price outside of the bona fide preliminary price range.

        Applying Consistent Valuation Assumptions.    As discussed with the Staff, the Company re-evaluated the $5.79 per share fair value of its common stock in February 2012 to remove any marketability discounts contained in the valuation and to apply a 100% weighting to an initial public offering in 2012 for the PWERM analysis. As a result of these adjustments in the assumptions underlying the fair value of the Company's common stock and PWERM allocations, the fair value of the Company's stock as of the date of the February stock option grants would have been approximately $7.90 per share, which represents the mid-point between the two potential revenue multiples used in the PWERM analysis.

5.    Your March 21, 2012 letter indicates that the underwriters used high growth software companies when determining your preliminary price range. Please explain to us how you concluded that the comparables used in your prior valuations were appropriate given that your underwriters used different comparables.

        We supplementally inform the Staff that there was an overlap between several of the comparable companies used by the Company and its valuation specialist for the prior valuations and the comparable companies identified by the underwriters for the offering. The Company believes that, for the following reasons, the comparable companies that it selected during these periods were actually more representative of the Company's actual business than the comparable companies that the underwriters chose to use in their valuation models:

  •
  Narrower set of companies than valuation provided by valuation specialist.  The underwriters' valuation models relied on a narrower set of companies than the third party valuation provided by the Company's valuation specialist and included high growth, public software companies that had recently completed initial public offerings, such as Jive Software, Imperva and Bazaarvoice. It should be noted that the underwriters' views on valuation will continue to be informed by current market conditions and will likely include additional companies that have successfully completed their initial public offerings subsequent to the date on which the underwriters' initial analysis was performed.

  •
  Valuations provided by valuation specialist utilized M&A comparables as well as public companies.  The valuations provided by the valuation specialist to the Company during this period included comparable companies that had been acquired during the relevant periods, as the probability of an initial public offering of the Company's common stock was, and continues to be, far from certain during this period. The underwriters' valuation models did not include these companies given that they were providing valuation input for an initial public offering and not an acquisition exit.

Securities and Exchange Commission April 6, 2012 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY SPLUNK INC.: SPLK-0003

Business

Industry Background, page 75

6.    We note your response to prior comment 9. Disclose, if true, that the estimated growth in volume of digital information that you cite in the first sentence of the second paragraph on page 75 may not be indicative of the growth in machine data, which is your primary market and only one of the three types of data included in the estimated growth figure. In addition, if you are market data is available regarding the estimated growth of machine data, tell us what consideration you gave to including this data in your filing.

        In response to the Staff's comment, we have revised the disclosure on page 70 to disclose that the estimated growth the volume of digital information cited in the first sentence of the second paragraph of that section may not be indicative of the growth in machine data, which is the Company's primary market and only one of the three types of data included in the estimated growth figure. We supplementally advise the Staff that market data is not available regarding the estimated growth of machine data.

Executive Compensation

Peer Group Data, page 104

7.    In light of your revisions in response to prior comment 12, please quantify the "middle range" that you mention in the last sentence and disclose where payments under each element of compensation actually fell within the targeted range for each executive rather than indicating that the compensation was "within the middle range."

        In response to the Staff's comment, we have revised the disclosure on page 99 to disclose that the executives' total direct compensation was at approximately the 50th percentile for comparable executives at peer group companies.

Mr. Kapur, page 111

8.    Please clarify your added disclosure in response to prior comment 15 to indicate how the target bonus multiple changes based on the percentage of bookings target achieved. Consider including a table in the form used to disclose Mr. Schodorf's percentage targets and commission payment multiples on page 110.

        In response to the Staff's comment, we have revised the disclosure on page 106 to explain that Mr. Kapur's bonus payment was determined on a straight-line basis, such that the actual multiple applied to Mr. Kapur's target bonus was the same as the actual percentage achievement of our bookings target.

*    *    *    *

Securities and Exchange Commission April 6, 2012 Page 8	CONFIDENTIAL TREATMENT REQUESTED BY SPLUNK INC.: SPLK-0003

        Please direct your questions or comments regarding the Company's responses or Amendment No. 3 to Jon Avina or me at (650) 493-9300. Thank you for your assistance.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ JON C. AVINA Jon C. Avina

cc:	Leonard R. Stein, Esq. Scott A. Morgan, Esq. Splunk Inc.
Jeffrey D. Saper, Esq. Wilson Sonsini Goodrich & Rosati, P.C.
Martin A. Wellington, Esq. Sarah K. Solum, Esq. Davis Polk & Wardwell LLP

 ANNEX A

Impact summary (in thousands)

Grants	External Price	Weighting Assumption
March/April	$3.00	5%
June/July	$5.55	10% Pre-tender
Sept/Oct	$5.55	25% Post-tender (as previously weighted)
December	$6.00	25%
January	$7.00 and $7.50	25%

Incremental Expense	12 months		FY13	FY14	FY15	FY16
Options (stock comp.)	$125		$411	$411	$411	$286
Warrants (other expense)	$165

Total	$290
Loss before income taxes	$10,814	2.7%
Stock-based comp. expense (options)
Original	$3,760
Adjusted	$3,885

Note:

The analysis represents the impact of reperforming a Black-Scholes model using an assumed increase in fair value.

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  CONFIDENTIAL TREATMENT REQUESTED BY SPLUNK INC.: SPLK-0003
ANNEX A